FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 20, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This Report on Form 6-K contains the updated risk factors relating to The Royal Bank of Scotland Group plc (“RBSG”, or, together with its subsidiaries consolidated in accordance with International Financial Reporting Standards, the “Group”), and is being incorporated by reference into the Registration Statements with File Nos. 333-184147 and 333-184147-01.

RISK FACTORS

Prospective investors should consider carefully the risks set forth below and reach their own views prior to making any investment decision with respect to any securities of the Group.

Set out below are certain risk factors which could have a material adverse effect on the business, operations, financial condition or prospects of the Group and cause the Group’s future results to be materially different from expected results. The Group’s results could also be affected by competition and other factors. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties the Group’s businesses face. The Group has described only those risks relating to its operations that it considers to be material. There may be additional risks that the Group currently considers not to be material or of which it is not currently aware, and any of these risks could have the effects set forth above. All of these factors are contingencies which may or may not occur and the Group is not in a position to express a view on the likelihood of any such contingency occurring. Investors should note that they bear the Group’s solvency risk. Each of the risks highlighted below could have a material adverse effect on the amount of principal and interest which investors will receive in respect of securities issued by the Group. In addition, each of the risks highlighted below could adversely affect the trading price of such securities or the rights of investors under such securities and, as a result, investors could lose some or all of their investment.

The Group’s ability to implement its new strategic plan and achieve its capital goals depends on the success of the Group’s plans to refocus on its core strengths and the timely divestment of RBS Citizens

Since the beginning of the global economic and financial crisis in 2008 and as a result of the changed global economic outlook, the Group has been engaged in a financial and core business restructuring which has been focused on achieving appropriate risk-adjusted returns under these changed circumstances, reducing reliance on wholesale funding and lowering exposure to capital-intensive businesses. A key part of the restructuring programme announced in February 2009 was to run down and sell the Group’s non-core assets and businesses with a continued review of the Group’s portfolio to identify further disposals of certain non-core assets and businesses. Assets identified for this purpose and allocated to the Group’s Non-Core division totalled £258 billion, excluding derivatives, at 31 December 2008. By 31 December 2013, this total had reduced to £28.0 billion (31 December 2012 - £57.4 billion), excluding derivatives, as further progress was made in business disposals and portfolio sales during the course of 2013. This balance sheet reduction programme has been implemented alongside the disposals under the State Aid restructuring plan approved by the European Commission (the “EC”). During 2012 the Group implemented changes to its wholesale banking operations, including the reorganisation of its wholesale businesses and the exit and downsizing of selected existing activities (including cash equities, corporate banking, equity capital markets, and mergers and acquisitions).

During Q3 2013, the Group worked with Her Majesty's Treasury (“HM Treasury”) as part of its assessment of the merits of creating an external “bad bank” to hold certain assets of the Group. Although the review concluded that the establishment of an external “bad bank” was not in the best interests of all stakeholders, the Group committed to take a series of actions to further de-risk its business and strengthen its capital position. These actions include:

•	the formation of the Capital Resolution Group (“CRG”), which is made up of four pillars: exiting the assets in RBS Capital Resolution (“RCR”), delivering the initial public offerings (“IPO”) for both RBS Citizens Financial Group (“RBS Citizens”) and Williams & Glyn and optimising the Group’s shipping business;

•
the creation of RCR to manage the run-down of problem assets, which totalled £29 billion at the end of 2013, with the goal of removing 55-70% of these assets over the next two years with a clear aspiration to remove all these assets from the balance sheet in three years; and

•	lifting the Group’s capital targets including by:

•	accelerating the divestment of RBS Citizens, the Group’s US banking subsidiary, with a partial IPO now planned for 2014, and full divestment of the business intended by the end of 2016; and

•	intensifying management actions to reduce risk weighted assets.

Since the end of Q3 2013, the Group has been conducting a review of its activities which has resulted in additional changes to the Group’s strategic goals. It is now intended to further simplify and downsize the Group with an increased focus on service to its customers.  As part of simplifying the Group, the current divisional structure will be replaced by three new customer segments, covering Personal & Business, Commercial & Private Banking and Corporate & Institutional Banking. As part of this reorganisation of the business, the intention will be to remain in businesses where the Group can be number one for its customers. For those businesses where that is not the case, the Group will either fix, close or dispose of such businesses. This reorganisation, together with investment in technology and more efficient support functions are intended to deliver significant improvements in the Group’s Return on Equity and costs: income ratio in the longer term.

Implementation of the Group’s new strategic plan will require significant restructuring of the Group at the same time that it will also be implementing structural changes to comply with the Financial Services (Banking Reform) Act 2013 (the “Banking Reform Act 2013”) and its ring-fencing requirements. The level of structural change intended to be implemented within the Group over the medium term, taken together with the overall scale of change to make the Group a smaller, more focused financial institution, are likely to be disruptive and increase operational risks for the Group. There can be no assurance that the Group will be able to successfully implement this new strategy together with other changes required of the Group in the time frames contemplated or at all.

The Group’s ability to dispose of businesses, including RBS Citizens and the EC mandated branch divestment now known as Williams & Glyn, and assets and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which remain volatile. As a result there is no assurance that the Group will be able to sell or run down (as applicable) the businesses it has planned to sell or exit or asset portfolios it is seeking to sell either on favourable economic terms to the Group or at all. Material tax or other contingent liabilities could arise on the disposal or run-down of assets or businesses and there is no assurance that any conditions precedent agreed will be satisfied, or consents and approvals required will be obtained in a timely manner, or at all. There is consequently a risk that the Group may fail to complete such disposals within time frames envisaged by the Group, its regulators and the EC.

The Group may be exposed to deteriorations in businesses or portfolios being sold between the announcement of the disposal and its completion, which period may be lengthy and may span many months. In addition, the Group may be exposed to certain risks, including risks arising out of ongoing liabilities and obligations, breaches of covenants, representations and warranties, indemnity claims, transitional services arrangements and redundancy or other transaction related costs.

The occurrence of any of the risks described above could negatively affect the Group’s ability to implement its new strategic plan and achieve its capital targets and could have a material adverse effect on the Group’s business, results of operations, financial condition and cash flows. There can also be no assurance that if the Group is able to execute its strategic plan that the new strategy will ultimately be successful or beneficial to the Group.

The Group is subject to political risks

The Group and The Royal Bank of Scotland plc (“RBS” or the “Royal Bank”), its principal operating subsidiary, are both headquartered and incorporated in Scotland. The Scottish Government is holding a referendum in September 2014 on the question of Scottish independence from the UK. Although the outcome of such referendum is uncertain, subject to any mitigating factors, the uncertainties resulting from an affirmative vote in favour of independence would be likely to significantly impact the Group’s credit ratings and could also impact the fiscal, monetary, legal and regulatory landscape to which the Group is subject. Were Scotland to become independent, it may also affect Scotland’s status in the EU. The occurrence of any of the impacts above could significantly impact the Group’s costs and would have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

The Group is subject to a number of legal, regulatory and governmental actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on the Group’s operating results or reputation

The Group’s operations are diverse and complex, and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory and governmental investigations and other regulatory risk. As a result, the Group has recently settled a number of legal and regulatory investigations and is, and may in the future be, involved in a number of legal and regulatory proceedings and investigations in the UK, the EU, the US and other jurisdictions.

The Group is involved in ongoing class action litigation, investigations into foreign exchange trading and rate setting activities, continuing LIBOR related litigation and investigations, securitisation and securities related litigation, and anti-money laundering, sanctions, mis-selling and compliance related investigations, in addition to a number of other matters. In respect of the LIBOR and other trading rate-related investigations, the Group reached settlements on 6 February 2013 with the Financial Services Authority, the Commodity Futures Trading Association and the United States Department of Justice and on 4 December 2013 with the EC. In addition, the Group and the Royal Bank reached a settlement with the Board of Governors of the Federal Reserve System, the New York State Department of Financial Services and the Office of Foreign Assets Control with respect to the Royal Bank’s historical compliance with US economic sanction regulations outside the United States. The Group continues to cooperate with these and other governmental and regulatory authorities in connection with ongoing investigations and the probable outcome is that it will incur additional financial penalties which may be material. Legal, governmental and regulatory proceedings and investigations are subject to many uncertainties, and their outcomes, including the timing and amount of fines or settlements, which may be material, are often difficult to predict, particularly in the early stages of a case or investigation. Adverse regulatory proceedings or adverse judgments in litigation could result in restrictions or limitations on the Group’s operations or have a significant effect on the Group’s reputation, results of operations and capital position. It is expected that the Group will continue to have a material exposure to legacy litigation and regulatory matter proceedings in the medium term.

The Group may be required to increase provisions in relation to ongoing legal proceedings, investigations and governmental and regulatory matters. In Q4 2013, the Group booked a £1.9 billion provision to cover various claims and conduct related matters affecting Group companies, primarily those related to mortgage-backed securities and securities related litigation, following recent third party litigation settlements and regulatory decisions. It also increased its provision for Payment Protection Insurance redress and related costs by an additional £465 million for a cumulative provision of £3.1 billion. The provision for Interest Rate Hedging Products redress and administration costs was also increased to be a cumulative provision of £1.25 billion at 31 December 2013. Significant increases in provisions may harm the Group’s reputation and may have an adverse effect on the Group’s financial condition and results of operations.

The Group, like many other financial institutions, has come under greater regulatory scrutiny in recent years and expects that environment to continue for the foreseeable future, particularly as it relates to compliance with historical, new and existing corporate governance, employee compensation, conduct of business, anti-money laundering and anti-terrorism laws and regulations, as well as the provisions of applicable sanctions programmes. Past or current failure to comply with any one or more of these laws or regulations could have a significant adverse effect on the Group’s reputation, financial condition and results of operations.

The Group could fail to attract or retain senior management, which may include members of the Board, or other key employees, and it may suffer if it does not maintain good employee relations

The Group’s ability to implement its strategy and its future success depends on its ability to attract, retain and remunerate highly skilled and qualified personnel, including its senior management, which include directors and other key employees, competitively with its peers. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and heightened scrutiny of, and (in some cases) restrictions placed upon, management and employee compensation arrangements, in particular those in receipt of Government support (such as the Group).

In addition to the effects of such measures on the Group’s ability to retain senior management and other key employees, the marketplace for skilled personnel is more competitive, which means the cost of hiring, training and retaining skilled personnel may continue to increase. The failure to attract or retain a sufficient number of appropriately skilled personnel could place the Group at a significant competitive disadvantage and prevent the Group from successfully implementing its strategy, which could have a material adverse effect on the Group’s financial condition and results of operations.

During 2013 the Group replaced its Group Chief Executive, Group Finance Director and Chief Risk Officer and its newly appointed Group Finance Director (October 2013) resigned and a search for a new Group Finance Director is continuing. The Group’s changing strategy, particularly with respect to its Markets business and recently announced disposition of RBS Citizens, has led to the exodus of talented staff. The lack of continuity of senior management and the loss of important personnel within the Group could have an adverse impact on the implementation of the Group’s strategic objectives and regulatory commitments.

In addition, certain of the Group’s employees in the UK, continental Europe and other jurisdictions in which the Group operates are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the Group and a breakdown of these relationships could adversely affect the Group’s business, reputation and results.

Operational risks are inherent in the Group’s businesses

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The Group has complex and geographically diverse operations and operational risk and losses can result from internal and external fraud, errors by employees or third parties, failure to document transactions properly or to obtain proper authorisation, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-bribery, anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, business continuity and data security system failures, natural disasters or the inadequacy or failure of systems and controls, including those of the Group’s suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures, to identify and rectify weaknesses in existing procedures and to train staff, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group. Ineffective management of operational risks could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group operates in markets that are highly competitive and its business and results of operations may be adversely affected

The competitive landscape for banks and other financial institutions in the UK, the US and throughout the rest of Europe is subject to rapid change and recent regulatory and legal changes are likely to result in new market participants and changed competitive dynamics in certain key areas, such as in retail banking in the UK. The competitive landscape in the UK will be particularly influenced by the UK government’s implementation of the recommendations on competition included in the final report of the Independent Commission on Banking (“ICB”), including ring-fencing and other customer protection measures addressed in the Banking Reform Act 2013 which became law in the United Kingdom on 18 December 2013 and will be implemented through secondary legislation due to be completed by May 2015. In order to compete effectively, certain financial institutions may seek to consolidate their businesses or assets with other parties. This consolidation, in combination with the introduction of new entrants into the markets in which the Group operates is likely to increase competitive pressures on the Group.

In addition, certain competitors may have stronger and more efficient operations, including better IT systems allowing them to implement innovative technologies for delivering services to their customers, and may have access to lower cost funding and/or be able to attract deposits on more favourable terms than the Group. Furthermore, the Group’s competitors may be better able to attract and retain clients and key employees, which may have a negative impact on the Group’s relative performance and future prospects. In addition, recent and future disposals and restructurings by the Group and the compensation structure and restrictions imposed on the Group may also have an impact on its ability to compete effectively. These and other changes to the competitive landscape could adversely affect the Group’s business, margins, profitability, financial condition and prospects.

The Group’s businesses and performance can be negatively affected by actual or perceived global economic and financial market conditions

The Group’s businesses and performance are affected by local and global economic conditions, perceptions of those conditions and future economic prospects. The outlook for the global economy over the near to medium-term is for steady growth. Prospects for the UK and the US in 2014 are the strongest among the G7. The outlook for Ireland is improving but remains challenging. Risks to growth and stability stem mainly from continued imbalances – among and within countries – and from uncertainty about how economies will respond as the extraordinary monetary policy measures implemented during the crisis are unwound. The Group’s businesses and performance are also affected by financial market conditions. Capital and credit markets around the world have been relatively stable since 2012. Although the risk of sovereign default relating to certain EU member states diminished during 2013, a number of EU countries including the UK had their credit ratings downgraded, and the lingering risk of a sovereign default continues to pose a threat to capital and credit markets. In addition, in response to actions of central banks, in particular the US Federal Reserve’s actions with respect to tapering of its debt purchase programme, there have been short periods of rapid movements in interest rates and significant sharp falls on equity markets and further market volatility is likely as tapering continues.

Challenging economic and market conditions create a difficult operating environment for the Group’s businesses, which is characterised by:

•
reduced activity levels, additional write-downs and impairment charges and lower profitability, especially in combination with regulatory changes or action of market participants, which either alone or collectively may restrict the ability of the Group to access funding and liquidity;

•
central bank actions to engender economic growth which have resulted in a prolonged period of low interest rates constraining, through margin compression and low returns on assets, the interest income earned on the Group’s interest earning assets; and

•
the risk of increased volatility in yields and asset valuations as central banks start/accelerate the process of tightening or unwinding historically unprecedented loose monetary policy or extraordinary measures. The resulting environment of uncertainty for the market and consumers will lead to challenging trading and market conditions.

In particular, should economic recovery stagnate, particularly in the Group’s key markets, or the scope and severity of the adverse economic conditions currently experienced by a number of EU member states and elsewhere worsen, the risks faced by the Group would be exacerbated. Developments relating to the current economic conditions and the risk of a return to a volatile financial environment, including those discussed above, could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

The Group has significant exposure to a weakening of the nascent economic recovery in Europe

In Europe, countries such as Ireland, Italy, Greece, Portugal and Spain have been particularly affected by the recent macroeconomic and financial conditions. Although the risk of sovereign default continued to decline in 2013 due to the continuing actions of the European Central Bank (“ECB”) and the EU, the risk of default remains and yields on the sovereign debt of many EU member states have remained well above pre-crisis levels. This default risk raises concerns, and the possibility remains that the contagion effect spreads to other EU economies, including the UK economy, that the euro could be abandoned as a currency by one or more countries that have already adopted its use, or in an extreme scenario, that the abandonment of the euro could result in the dissolution of the European Monetary Union (“EMU”). This would lead to the re-introduction of individual currencies in one or more EMU member states.

The effects on the UK, European and global economies of any potential dissolution of the EMU, exit of one or more EU member states from the EMU and the redenomination of financial instruments from the euro to a different currency, are impossible to predict fully. However, if any such events were to occur they would likely:

•	result in significant market dislocation;

•	heighten counterparty risk;

•	result in downgrades of credit ratings for European borrowers, giving rise to increases in credit spreads and decreases in security values;

•	disrupt and adversely affect the economic activity of the UK and other European markets; and

•	adversely affect the management of market risk and in particular asset and liability management due, in part, to redenomination of financial assets and liabilities and the potential for mismatch.

The occurrence of any of these events would have a material adverse effect on the Group’s financial condition, results of operations and prospects.

The Group has significant exposure to private sector and public sector customers and counterparties in the eurozone (at 31 December 2013 principally Ireland (£39.8 billion), Germany (£31.1 billion), The Netherlands (£25.9 billion), France (£23.8 billion), Spain (£11.2 billion) and Italy (£7.1 billion)). The Group’s private and public sector exposures in the eurozone have been, and may in the future be, affected by credit losses and restructuring of their terms, principal, interest and maturity. In 2011, this included an impairment loss of £1.1 billion in respect of its holding of Greek government bonds. The public sector exposure comprises exposure to central and local governments and deposits with central banks. At 31 December 2013, the Group’s eurozone government debt exposure amounted to £15.9 billion (largely AFS and HFT debt securities exposure) including aggregate exposure of £2.8 billion to Ireland, Spain, Italy, Portugal, Greece and Cyprus (largely net HFT debt securities exposure to Italy and Spain).

The Group and its UK bank subsidiaries are subject to the provisions of the Banking Act 2009, as amended by the Banking Reform Act 2013, which includes special resolution powers including nationalisation and bail-in

Under the Banking Act 2009, substantial powers have been granted to HM Treasury, the Bank of England and the Prudential Regulation Authority (“PRA”) and Financial Conduct Authority (“FCA”) (together, the “Authorities”) as part of a special resolution regime. These powers enable the Authorities to deal with and stabilise certain deposit-taking UK incorporated institutions that are failing, or are likely to fail, to satisfy the threshold conditions (within the meaning of section 41 of the Financial Services Markets Act 2000 (“FSMA”), which are the conditions that a relevant entity must satisfy in order to obtain its authorisation to perform regulated activities). The special resolution regime consists of three stabilisation options: (i) transfer of all or part of the business of the relevant entity and/or the securities of the relevant entity to a private sector purchaser, (ii) transfer of all or part of the business of the relevant entity to a ‘bridge bank’ wholly owned by the Bank of England and (iii) temporary public ownership (nationalisation) of the relevant entity. If HM Treasury decides to take the Group into temporary public ownership pursuant to the powers granted under the Banking Act 2009, it may take various actions in relation to any securities without the consent of holders of the securities.

Among the changes introduced by the Banking Reform Act 2013, the Banking Act 2009 is amended to insert a bail-in option as part of the powers of the UK resolution authority which option will come into force on such date as shall be stipulated by HM Treasury. The bail-in option will be introduced as an additional power available to the Bank of England to enable it to recapitalise a failed institution by allocating losses to its shareholders and unsecured creditors in a manner that seeks to respect the hierarchy of claims in liquidation. The bail-in option includes the power to cancel a liability, to modify the form of a liability (including the power to convert a liability from one form to another) or to provide that a contract under which the institution has a liability is to have effect as if a specified right had been exercised under it, each for the purposes of reducing, deferring or cancelling the liabilities of the bank under resolution, as well as to transfer a liability. The Banking Reform Act 2013 is consistent with the range of tools that Member States will be required to make available to their resolution authorities under the Recovery and Resolution Directive (the “RRD”), although since the RRD remains in draft form, there can be no assurance that the bail-in option added under the Banking Reform Act will not need to change to comply with the RRD.

The Group is subject to a variety of risks as a result of implementing the State Aid restructuring plan

The Group was required to obtain State Aid approval for the aid given to the Group by HM Treasury as part of the placing and open offer undertaken by the Group in December 2008, the issuance to HM Treasury of £25.5 billion of B shares in the capital of the Group which are, subject to certain terms and conditions, convertible into ordinary shares in the share capital of the Group and a contingent commitment by HM Treasury (which has now been terminated) to subscribe for up to an additional £8 billion of B Shares if certain conditions are met in addition to the Group’s participation in the Asset Protection Scheme (APS) (which has now been terminated). In that context, as part of the terms of the State Aid approval, the Group, together with HM Treasury, agreed the terms of a restructuring plan.

The Group is subject to a variety of risks as a result of implementing the State Aid restructuring plan, including required asset disposals. In particular, the Group agreed to undertake a series of measures including the disposal of a number of businesses now completed, the disposal of Direct Line Group (“DLG”) and the disposal of the Royal Bank branch-based business in England and Wales and the National Westminster Bank Plc

(“NatWest”) branches in Scotland, along with the direct and other small and medium-size enterprise (“SME”) customers and certain mid-corporate customers across the UK. The initial sale of 34.7% . of DLG through an IPO was completed in October 2012, with further sales in March and September 2013 reducing the Group’s stake to 28.5%. at year end, marking the continuation of the Group’s disposal strategy as part of its on-going delivery against EU-mandated commitments. In respect of the Royal Bank and NatWest branch-based business, the divestment process continues to progress following the withdrawal of its original buyer in October 2012 and a pre-IPO investment by a consortium of investors was announced in September 2013. The Group is currently in discussions with HM Treasury and the EC in relation to certain matters, including the potential retirement of the Dividend Access Share.

There is no assurance that the price that the Group receives or has received for any assets sold pursuant to the State Aid restructuring plan will be or has been at a level the Group considers adequate or which it could obtain in circumstances in which the Group was not required to sell such assets in order to implement the State Aid restructuring plan or if such sale were not subject to the restrictions contained in the terms thereof. Further, if the Group fails to complete any of the required disposals within the agreed timeframes for such disposals, or fails to negotiate extensions in respect of such disposals, under the terms of the State Aid approval, a divestiture trustee may be empowered to conduct the disposals, with the mandate to complete the disposal at no minimum price.

Furthermore, if the Group is unable to comply with the terms of the State Aid approval, it could constitute a misuse of aid. In circumstances where the EC doubts that the Group is complying with the terms of the State Aid approval, it may open a formal investigation. At the conclusion of any such investigation, if the EC decided that there had been misuse of aid, it could issue a decision requiring HM Treasury to recover the misused aid, which could have a material adverse impact on the Group.

In implementing the State Aid restructuring plan, the Group has lost, and will continue to lose, existing customers, deposits and other assets (both directly through sale and potentially through the impact on the rest of the Group’s business arising from implementing the State Aid restructuring plan) and the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals.

The disposal of Global Merchant Services and RBS Sempra Commodities reduced the Group’s assets by approximately £13.0 billion and £2.4 billion, respectively (based on total assets immediately prior to disposal). The quantum of assets and deposits that would be included in a divestment of the Royal Bank branch-based business in England and Wales and the NatWest branches in Scotland is not certain. However, at 31 December 2013, this business included approximately £19.4 billion of assets, £23.2 billion of deposits and two million customers.

The implementation of the State Aid restructuring plan may also result in disruption to the retained business and give rise to significant strain on management, employee, operational and financial resources, impacting customers and employees and giving rise to separation costs which could be substantial.

The implementation of the State Aid restructuring plan may result in the emergence of one or more new viable competitors or a material strengthening of one or more of the Group’s existing competitors in the Group’s markets. The effect of this on the Group’s future competitive position, revenues and margins is uncertain and there could be an adverse effect on the Group’s operations and financial condition and its business generally.

The occurrence of any of the risks described above could have a material adverse effect on the Group’s business, results of operations, financial condition, capital position and competitive position.

HM Treasury (or UK Financial Investments Limited (UKFI) on its behalf) may be able to exercise a significant degree of influence over the Group and any proposed offer or sale of its interests may affect the price of securities issued by the Group

The UK Government, through HM Treasury, currently holds 63.9%. of the issued ordinary share capital of the Group. On 22 December 2009, the Group issued £25.5 billion of B Shares to the UK Government. The B Shares are convertible, at the option of the holder at any time, into ordinary shares. The UK Government has agreed that it shall not exercise the rights of conversion in respect of the B Shares if and to the extent that following any such conversion it would hold more than 75%. of the total issued shares in the Group. Any breach of this agreement could result in the delisting of the Group from the Official List of the UK Listing Authority and potentially other exchanges where its securities are currently listed and traded. HM Treasury (or the UKFI on its behalf) may sell all or a part of the ordinary shares that it owns at any time. Any offers or sale of a substantial number of ordinary shares or securities convertible or exchangeable into ordinary shares by or on behalf of HM Treasury, or an expectation that it may undertake such an offer or sale, could negatively affect prevailing market prices for securities issued by the Group.

In addition, UKFI manages HM Treasury’s shareholder relationship with the Group and, although HM Treasury has indicated that it intends to respect the commercial decisions of the Group and that the Group will continue to have its own independent board of directors and management team determining its own strategy, should its current intentions change, HM Treasury’s position as a majority shareholder (and UKFI’s position as manager of this shareholding) means that HM Treasury or UKFI may be able to exercise a significant degree of influence over, among other things, the election of directors and appointment of senior management, dividend policy, remuneration policy, or limiting the Group’s operations. The manner in which HM Treasury or UKFI exercises HM Treasury’s rights as majority shareholder could give rise to conflict between the interests of HM Treasury and the interests of other shareholders. The Board has a duty to promote the success of the Group for the benefit of its members as a whole.

The Group is subject to other global risks

By virtue of the Group’s global presence, the Group is exposed to risks arising out of geopolitical events, such as the existence of trade barriers, the implementation of exchange controls and other measures taken by sovereign governments that can hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, armed conflict, pandemics and terrorist acts and threats, and the response to them by governments could also adversely affect levels of economic activity and have an adverse effect upon the Group’s business, financial condition and results of operations.

The Group’s business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements

Effective management of the Group’s capital is critical to its ability to operate its businesses, and to pursue its strategy of returning to standalone strength. The Group is required by regulators in the UK, the US and other jurisdictions in which it undertakes regulated activities to maintain adequate capital resources. The maintenance of adequate capital is also necessary for the Group’s financial flexibility in the face of continuing turbulence and uncertainty in the global economy and specifically in its core UK, US and European markets.

The Basel Committee on Banking Supervision’s package of reforms to the regulatory capital framework raises the quantity and quality of capital required to be held by a financial institution with an emphasis on common equity Tier 1 (“CET1”) capital and introduces an additional requirement for both a capital conservation buffer and a countercyclical buffer to be met with CET1 capital. The Basel Committee also has proposed that global systemically important banks (“GSIBs”) be subject to an additional CET1 capital requirement, depending on a bank’s systemic importance. The Group has been identified by the Financial Stability Board (“FSB”) as a GSIB. The FSB list of GSIBs is updated annually, based on new data and changes to methodology. The November 2013 update placed the Group in the second from bottom bucket of GSIBs, subjecting it to more intensive oversight and supervision and requiring it to have additional loss absorption capacity of 1.5% in CET1, to be phased in from the beginning of 2016.

The Basel III rules are dependent on local implementation. The EU legislative package of proposals to implement the changes with a new Directive and Regulation (collectively known as “CRD IV”) was finalised in June 2013 paving the way for implementation of Basel III in the EU from 1 January 2014, subject to a number of transitional provisions and clarifications. A number of the requirements introduced under CRD IV will be further supplemented through the Regulatory and Implementing Technical Standards (“RTSs/ITSs”) produced by the European Banking Authority (“EBA”) which are not yet finalised. The EU rules deviate from the Basel III rules in certain aspects (e.g. in imposing an additional systemic risk buffer), and provide national flexibility to apply more stringent prudential requirements than set in the EU (or Basel) framework.

Since 1 January 2014, the Group has been required to comply with the requirements of CRD IV, the EBA’s RTSs and ITSs and the PRA’s Policy Statement PS7/13 (Strengthening capital standards: implementing CRD IV, feedback and final rules). The Group must also operate by reference to the capital and leverage requirements set out by the PRA in its supervisory statement SS3/13 issued in November 2013 which is applicable to the eight major UK banks and building societies.

The provisions of PS7/13 embody PRA requirements to accelerate the introduction and phasing in of certain transitional provisions of CRD IV. The policy statement also sets out the intent of the PRA in respect of capital buffers as well as the approach to so-called Pillar 2 risks. By their nature, Pillar 2A risks, which contribute to the scaling of the Group’s Individual Capital Guidance from the PRA, can include risks which the Group considers would only materialise at the point of non-viability, an example being pension obligation risk. PS7/13 does not recognise this distinction and requires that Pillar 2A risks are met by at least 56%. of CET1 by 1 January 2015.

The Banking Reform Act 2013, implementing the ICB recommendations, will introduce mechanisms requiring systemically important UK banks and building societies to hold loss-absorbing capacity, in addition to the capital held to satisfy their capital requirements under CRD IV as implemented by the PRA. These requirements, as well as other recommendations of the ICB, are to be established through secondary legislation and are expected to be phased in between 2015 and 2019. The US Federal Reserve has also recently adopted new rules relating to how it will regulate the US operations of foreign banking operations such as the Group that may affect the capital requirements of the Group’s operations in the US. As the implementation of the ICB recommendations is the subject of secondary legislation not yet adopted and the Federal Reserve has only recently adopted its final rules, the Group cannot predict the impact such rules will have on the Group’s overall capital requirements or how they will affect the Group’s compliance with applicable capital and loss absorbency requirements.

To the extent the Group has estimated the indicative impact that CRD IV rules may have on its risk-weighted assets and capital ratios, such estimates are preliminary and subject to uncertainties and may change. In particular, the estimates assume mitigating actions will be taken by the Group (such as deleveraging of legacy positions and securitisations, including RCR, as well as other actions being taken to de-risk market and counterparty exposures), which may not occur as anticipated, in a timely manner, or at all.

The Basel Committee changes and other future changes to capital adequacy and liquidity requirements in the European Union, the UK, the US and in other jurisdictions in which the Group operates, including any application of increasingly stringent stress case scenarios by the regulators in the UK, the US and other jurisdictions in which the Group undertakes regulated activities, may require the Group to raise additional Tier 1 (including CET1) and Tier 2 capital by way of further issuances of securities, and may result in existing Tier 1 and Tier 2 securities issued by the Group ceasing to count towards the Group’s regulatory capital, either at the same level as at present or at all. The requirement to raise additional CET1 capital, which could be mandated by the Group’s regulators, could have a number of negative consequences for the Group and its shareholders, including impairing the Group’s ability to pay dividends on, or make other distributions in respect of, ordinary shares and diluting the ownership of existing shareholders of the Group. If the Group is unable to raise the requisite Tier 1 and Tier 2 capital, it may be required to reduce further the amount of its risk-weighted assets or total assets and engage in the disposal of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the Group.

At 31 December 2013, the Group’s Tier 1 and Core Tier 1 capital ratios were 13.1%. and 10.9%., respectively, calculated in accordance with PRA requirements. On a fully loaded Basel III basis, the Group’s equivalent CET1 ratio was 8.6%. The Group continues to target a fully loaded Basel III CET1 ratio of approximately 11%. by the end of 2015 and to be at 12%. or above by the end of 2016. The Group’s ability to achieve such targets will turn on a number of factors, including the implementation of the Group’s strategy which calls for a significant downsizing of the Group in part through the sale of RBS Citizens in the U.S. See “The Group’s ability to implement its new strategic plan and achieve its capital goals depends on the success of the Group’s plans to refocus on its core strengths and the timely divestment of RBS Citizens”.

Any change that limits the Group’s ability to manage effectively its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, regulatory changes, actions by regulators, delays in the disposal of certain key assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise) to implement its capital plan or to access funding sources, could have a material adverse effect on its financial condition and regulatory capital position.

The Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its and the UK Government’s credit ratings

The credit ratings of RBSG, RBS and other Group members have been subject to change and may change in the future, which could impact their cost of, access to and sources of financing and liquidity. A number of UK and other European financial institutions, including RBSG, the Royal Bank and other Group members, have been downgraded multiple times during the last three years in connection with rating methodology changes, a review of systemic support assumptions incorporated into bank ratings and the likelihood, in the case of UK banks, that the UK Government is more likely in the future to make greater use of its resolution tools to allow burden sharing with debt holders. Most recently credit ratings of RBSG, the Royal Bank and other Group members were downgraded in connection with the Group’s creation of RCR, coupled with concerns about execution risk, litigation risk and the potential for conduct related fines. Furthermore, subject to any mitigating factors, uncertainties resulting from an affirmative vote in favour of Scottish independence would be likely to have a negative impact on the credit ratings of RBSG and the Royal Bank.

Rating agencies continue to evaluate the rating methodologies applicable to UK and European financial institutions and any change in such rating agencies’ methodologies could materially adversely affect the credit ratings of Group companies. Any further reductions in the long-term or short-term credit ratings of RBSG or one of its principal subsidiaries (particularly the Royal Bank) would increase its borrowing costs, require the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit the Group’s access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. At 31 December 2013, a simultaneous one notch long-term and associated short-term downgrade in the credit ratings of RBSG and RBS by the three main ratings agencies would have required the Group to post estimated additional collateral of £10 billion, without taking account of mitigating action by management.

Any downgrade in the UK Government’s credit ratings could adversely affect the credit ratings of Group companies and may have the effects noted above. In December 2012, Standard & Poor’s placed the UK’s AAA credit rating on credit watch, with negative outlook and, in February 2013, Moody’s downgraded the UK’s credit rating one notch to Aa1. Credit ratings of RBSG, the Royal Bank, The Royal Bank of Scotland N.V. (“RBS N.V.”), Ulster Bank Limited and RBS Citizens are also important to the Group when competing in certain markets, such as over-the-counter derivatives. As a result, any further reductions in RBSG’s long-term or short-term credit ratings or those of its principal subsidiaries could adversely affect the Group’s access to liquidity and its competitive position, increase its funding costs and have a material adverse impact on the Group’s earnings, cash flow and financial condition.

The Group’s ability to meet its obligations including its funding commitments depends on the Group’s ability to access sources of liquidity and funding

Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of factors, including an over reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. Credit markets worldwide, including interbank markets, have experienced severe reductions in liquidity and term-funding during prolonged periods in recent years. Although credit markets continued to improve during 2013 (in part as a result of measures taken by central banks around the world, including the ECB), and the Group’s overall liquidity position remained strong, certain European banks, in particular from the peripheral countries of Spain, Portugal, Greece, Italy and Ireland, remained reliant on central banks as one of their principal sources of liquidity. Although the measures taken by Central Banks have had a positive impact, the risk of volatility returning to the global credit markets remains.

The market perception of bank credit risk has changed significantly as a result of the financial crisis and banks that are deemed by the market to be riskier have had to issue debt at a premium. Any uncertainty regarding the perception of credit risk across financial institutions may lead to reductions in levels of interbank lending and associated term maturities and may restrict the Group’s access to traditional sources of funding or increase the costs of accessing such funding. The ability of the Group’s regulator to bail-in senior debt which may be exercised as soon as either the provisions of the Banking Reform Act 2013 are implemented through secondary legislation or the RRD comes into effect, may also increase investors’ perception of risk and hence affect the availability and cost of funding for the Group.

The Group’s liquidity and funding management focuses, among other things, on maintaining a diverse and appropriate funding strategy for its assets in line with the Group’s wider strategic plan. The Group has, at times, been required to rely on shorter-term and overnight funding with a consequent reduction in overall liquidity, and to increase its recourse to liquidity schemes provided by central banks. Such schemes require the pledging of assets as collateral and changes to asset valuations or eligibility criteria can negatively impact the available assets and reduce available liquidity access particularly during periods of stress when such lines may be needed most. Although conditions have improved, there have been recent periods where corporate and financial institution counterparties have reduced their credit exposures to banks and other financial institutions, limiting the availability of these sources of funding. Under certain circumstances, the Group may need to seek funds from alternative sources potentially at higher costs than has previously been the case, and/or with higher collateral or may be required to consider disposals of other assets not previously identified for disposal to reduce its funding commitments.

The Group relies on customer deposits to meet a considerable portion of its funding and it has targeted maintaining a loan to deposit ratio of around 100%. The level of deposits may fluctuate due to certain factors outside the Group’s control, such as a loss of confidence, increasing competitive pressures for retail customer deposits or the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors, which could result in a significant outflow of deposits within a short period of time. An inability to grow, or any material decrease in, the Group’s deposits could, particularly if accompanied by one of the other factors described above, have a material adverse impact on the Group’s ability to satisfy its liquidity needs.

The occurrence of any of the risks described above could have a material adverse impact on the Group’s financial condition and results of operations.

The regulatory capital treatment of certain deferred tax assets recognised by the Group depends on there being no adverse changes to regulatory requirements

While there was no restriction on the recognition of deferred tax assets at 31 December 2013, the Capital Requirements Regulation, which took effect from 1 January 2014, requires the deduction in full from CET1 capital of deferred tax assets that rely on future profitability and do not arise from temporary differences (for example, deferred tax assets related to trading losses). Other deferred tax assets which rely on future profitability and arise from temporary differences are subject to a threshold test and only the amount in excess of the threshold is deducted from CET1 capital. The PRA has not adopted the transitional provisions in relation to the change in the treatment of deferred tax assets and therefore the threshold deduction has the potential to impact CET1 capital from 1 January 2014.

Each of the Group’s businesses is subject to substantial regulation and oversight. Significant regulatory developments and changes in the approach of the Group’s key regulators has had and is likely to continue to have a material adverse effect on how the Group conducts its business and on its results of operations and financial condition

The Group is subject to extensive financial services laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. Many of these have been changing and are subject to further change, particularly in the current regulatory and market environment, where there have been unprecedented levels of government intervention (including nationalisations and injections of government capital), changes to the regulations governing financial institutions and reviews of the industry, in the UK, in many other European countries, the US and at the EU level.

As a result of the environment in which the Group operates, increasing regulatory focus in certain areas and ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the Group’s participation in government or regulator-led initiatives), the Group is facing greater regulation and scrutiny in the UK, the US and other countries in which it operates (including in relation to compliance with anti-bribery, anti-money laundering, anti-terrorism and other similar sanctions regimes).

Although it is difficult to predict with certainty the effect that all of the recent regulatory changes, developments and heightened levels of public and regulatory scrutiny will have on the Group, the enactment of legislation and regulations in the UK and the EU, the other parts of Europe in which the Group operates and the US (such as the bank levy and Banking Reform Act 2013 in the UK, the RRD and CRD IV or the Dodd-Frank Wall Street Reform and Consumer Protection Act in the US) has resulted in increased capital and liquidity requirements, changes in other regulatory requirements and increased operating costs and has impacted, and will continue to impact, products offerings and business models. The Group may not be able to meet increased capital requirements by reducing lending which could result in the Group being obliged to continue to deploy capital in less profitable areas than it might otherwise have chosen. Such changes may also result in an increased number of regulatory investigations and proceedings. Any of these developments could have an impact on how the Group conducts its business, applicable authorisations and licences, the products and services it offers, its reputation, the value of its assets, and a material adverse effect on its funding costs and its results of operations and financial condition.

Areas in which, and examples of where, governmental policies, regulatory and accounting changes and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on the Group include those set out above as well as the following:

•	the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;

•	requirements to separate retail banking from investment banking;

•	restrictions on proprietary trading and similar activities within a commercial bank and/or a group which contains a commercial bank;

•	restructuring certain of the Group’s non-retail banking activities in jurisdictions outside the UK in order to satisfy local capital, liquidity and other prudential requirements;

•	the design and potential implementation of government mandated recovery, resolution or insolvency regimes;

•
the imposition of government imposed requirements and/or related fines and sanctions with respect to lending to the UK SME market and larger commercial and corporate entities and residential mortgage lending;

•	requirements to operate in a way that prioritises objectives other than shareholder value creation;

•	changes to financial reporting standards (including accounting standards), corporate governance requirements, corporate structures and conduct of business rules;

•	the imposition of restrictions on the Group’s ability to compensate its senior management and other employees;

•	regulations relating to, and enforcement of, anti-bribery, anti-money laundering, anti-terrorism or other similar sanctions regimes;

•	rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;

•
other requirements or policies affecting the Group’s profitability, such as the imposition of onerous compliance obligations, further restrictions on business growth, product offering, capital, liquidity or pricing;

•
the introduction of, and changes to, taxes, levies or fees applicable to the Group’s operations (such as the imposition of a financial transaction tax and changes in tax rates that reduce the value of deferred tax assets); and

•	the regulation or endorsement of credit ratings used in the EU (whether issued by agencies in EU member states or in other countries, such as the US).

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory laws, rules or regulations by key regulators in different jurisdictions, may have a material adverse effect on the Group’s business, financial condition and results of operations. In addition, uncertainty and lack of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the Group’s ability to engage in effective business, capital and risk management planning.

The Group is subject to a number of regulatory initiatives which may adversely affect its business. The Independent Commission on Banking’s final report on competition and structural reforms in the UK banking industry has been substantially adopted by the UK Government through the passage of the Banking Reform Act 2013. In addition other proposals to ring fence certain business activities and the US Federal Reserve’s proposal for applying US capital, liquidity and enhanced prudential standards to certain of the Group’s US operations together with the UK reforms could require structural changes to the Group’s business. Any of these changes could have a material adverse effect on the Group.

The UK Government published a White Paper on Banking Reform in September 2012, outlining proposed structural reforms in the UK banking industry. The measures proposed were drawn in large part from the recommendations of the ICB, which was appointed by the UK Government in June 2010. The ICB published its final report to the Cabinet Committee on Banking Reform on 12 September 2011, which set out the ICB’s views on possible reforms to improve stability and competition in UK banking. The final report made a number of recommendations, including in relation to (i) promotion of competition, (ii) increased loss absorbency (including bail-in) and (iii) the implementation of a ring-fence of retail banking operations.

The measures in relation to the promotion of competition are already largely in process, including the development of an industry mechanism to make it easier for customers to switch their personal current accounts to a different provider, which was introduced in September 2013.

Bail-in mechanisms, will, if used, affect the rights of creditors, including holders of senior and subordinated bonds, and shareholders in the event of the implementation of a resolution scheme or an insolvency and could thereby materially affect the price of such securities. Such mechanics are being implemented through the Banking Reform Act 2013 and will also be part of the RRD. The implementation of a ring-fence of retail banking operations is also included in the Banking Reform Act 2013. The Banking Reform Act 2013 provides primary enabling legislation in the short term with a view to completing the legislative framework for the ring-fence of retail banking operations by May 2015, requiring compliance as soon as practicable thereafter and setting a final deadline for full implementation by 2019.

The impact of any final legislation on the Group is difficult to estimate with any precision at this stage. The Statutory Instruments setting out the scope of the ring-fence required by the Banking Reform Act 2013 are currently under discussion and final versions are expected to be published at some point in the summer of 2014. The PRA will have responsibility for drawing up the ring-fencing rules which will impact on the governance and operation of the ring-fenced bank. It is understood that the first consultation on the PRA rules will commence around the summer of 2014. It is also likely that ring-fencing certain of the Group’s operations would require significant restructuring with the possible transfer of large numbers of customers between legal entities. Ring-fencing is also likely to entail changes to the structure of the Group’s existing pension arrangements, so as to ensure that any ring-fenced and non-ring-fenced banks that may eventually be established should not be liable for each other’s pension liabilities. Any such changes could result in additional costs and increased operational risks. It is possible that such ring-fencing, by itself, or taken together with the impact of other proposals contained in this legislation and other EU legislation that will apply to the Group could have a material adverse effect on the Group’s structure and on the viability of certain businesses, in addition to the Group’s results of operations, financial conditions and prospects.

On 29 January 2014, the EC published proposals on structural measures to improve the resilience of EU credit institutions which included potential separation of certain trading activities from retail banking operations. The proposal currently contemplates that member states having already implemented ring-fencing legislation, such as the UK, may apply for a derogation from the separation of trading activities provisions included in the proposals if they can satisfy the EC that such local legislation meets the objectives and requirements set out in the EU proposal. The timeline envisaged under the proposals would be the effective separation of other trading activities to apply as of 1 July 2018.

Under the US Federal Reserve’s new rules which change how it regulates the US operations of large foreign banking groups (the “FBO Rules”), foreign banking organisations with total global consolidated assets of $50 billion or more (“Large FBOs”) and Large FBOs with total US assets of $50 billion or more (excluding assets of US branches and agencies of a Large FBO’s foreign banks and certain other US subsidiaries) will have to create a separately capitalised top-tier US intermediate holding company (“IHC”) that would hold all US bank and non-bank subsidiaries. The IHC would be subject to US capital, liquidity and other enhanced prudential standards on a consolidated basis. Among other things, an IHC will be subject to the same US risk based and leverage capital standards that apply to a US bank holding company. The imposition of US capital, liquidity and other enhanced prudential standards, including capital planning and stress testing requirements, on an IHC of a Large FBO such as the Group that is subject to home country capital standards on a group-wide consolidated basis would likely give rise to challenging organisational and compliance issues and could make it more difficult to manage capital and liquidity efficiently on a global, consolidated basis. The foregoing is only one example of issues that the Group may confront as a result of the application of the FBO Rules to its US operations.

As a result of the adoption of the ring-fence proposals in the UK and the potential adoption of the other proposals described above, major changes to the Group’s corporate structure, its business activities conducted in the UK and the US and potentially other jurisdictions where the Group operates, as well as changes to the Group’s business model, are likely to be required. The changes include ring-fencing certain core banking activities in the UK from other activities of the Group as well as restructuring other operations within the Group in order to comply with these proposed new rules and regulations. The proposals, when adopted, are expected to take an extended period of time to put into place, to be costly to implement and may lack harmonisation, all of which could have a material adverse effect on the Group’s structure, reputation, results of operations, financial condition and prospects.

The Group is subject to resolution procedures under current and proposed resolution and recovery schemes which may result in various actions being taken in relation to any securities of the Group, including the write off, write-down or conversion of the Group’s securities

As a result of its status as a GSIFI and in accordance with current and proposed resolution and recovery schemes and the Prudential Standards issued by the PRA on 19 December 2013 on recovery and resolution planning, the Group was required to meet certain resolution planning requirements contemplating its possible failure by the end of 2012 and 2013 and will be required to meet others in 2014. The Group made the required submissions in 2012 to the Financial Services Authority (now the PRA) and its US business made their required submissions to the Federal Reserve and the FDIC in H1 2013 and further submissions will be required to be made in 2014. Similar to other major financial institutions, both the Group and its key subsidiaries remain engaged in a constructive dialogue on resolution and recovery planning with key national regulators and other authorities. The

Prudential Standards issued by the PRA may evolve over time to ensure continued consistency with the FSB recommendations and the technical standards and guidelines produced by the European Banking Authority to implement the RRD.

In addition to the powers provided by the Banking Act 2009, as amended by the Banking Reform Act 2013, that include a bail-in power which could be implemented prior to January 2015, resolution powers will also be included in the RRD. The EU Member States, the European Parliament and the EC reached a political agreement as announced on 12 December 2013 on the RRD (which remains subject to technical finalisation and formal approval by the co-legislators) and current expectations are that the RRD will be finalised during the second quarter of 2014. The draft RRD includes a “bail-in” tool, which would give the relevant supervisory authorities the power to write down or write off claims (including debt securities issued by the Group and its subsidiaries) of certain unsecured creditors of a failing institution and/or to convert certain debt claims to equity. Except for the general bail-in tool, which is now expected to be implemented by 1 January 2016, it is currently contemplated that the measures set out in the draft RRD (including the power of authorities to write off or convert Additional Tier 1 and Tier 2 instruments) will be implemented with effect from 1 January 2015. Such bail-in mechanism, which is anticipated to be consistent with the powers granted under the Banking Reform Act 2013, pursuant to which losses would be imposed on shareholders and, as appropriate, creditors (including senior creditors) of the Group (through write-down or conversion into equity of liabilities including debt securities) would be used to recapitalise and restore the Group to solvency as well as other options, including those as set forth in the Banking Act 2009, as amended by the Banking Reform Act 2013, following the recommendations of the ICB. The methods for implementation of any resolution and recovery scheme remain the subject of significant debate, particularly for GSIFIs with complex cross border activities. Such debate includes whether the bail-in tool may be exercised through a single point of entry at the holding company or at various levels of the corporate structure of a GSIFI.

The potential impacts of these resolution and recovery powers may include the total loss of value of securities issued by the Group and, in addition for debt holders, the possible conversion into equity securities, and under certain circumstances the inability of the Group to perform its obligations under its securities. As these resolution and recovery measures remain subject to further implementation both at the European and UK level, changes may be made in the course of the legislative process, which may affect their impact on the Group and securities issued by the Group.

The Group’s operations are highly dependent on its information technology systems

The Group’s operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The proper functioning of the Group’s payment systems, financial and sanctions controls, risk management, credit analysis and reporting, accounting, customer service and other information technology systems, as well as the communication networks between its branches and main data processing centres, are critical to the Group’s operations. Critical system failure, any prolonged loss of service availability or any material breach of data security, particularly involving confidential customer data, could cause serious damage to the Group’s ability to service its clients, could result in significant compensation costs, could breach regulations under which the Group operates and could cause long-term damage to the Group’s business and brand.

For example, failure to protect the Group’s operations from cyber-attacks could result in the loss of customer data or other sensitive information. During 2013, the Group experienced a number of IT failures following a series of deliberate attacks which temporarily prevented RBS, RBS Citizens and NatWest customers from accessing their accounts or making payments. The Bank of England, the FCA and HM Treasury have identified cyber security as a systemic risk to the UK financial sector and highlighted the need for financial institutions to improve resilience to cyber-attacks. In addition to meeting the requirements of the Bank of England’s programme of work to improve and test financial institutions’ resilience to cyber-attacks due to be completed during the first quarter of 2014, the Group expects greater regulatory engagement on cyber security in the future. Although the Group has been implementing remedial actions to improve its resilience to the increasing intensity and sophistication of cyber-attacks, the Group expects to be the target of continued attacks in the future and there can be no assurance that the Group will be able to prevent all threats.

In addition, in June 2012 and more recently in November 2013, computer system failures prevented NatWest, RBS and Ulster Bank customers from accessing accounts in both the UK and Ireland. Ongoing issues relating to the failure continued for several months, requiring the Group to set aside a provision for compensation to customers who suffered losses as a result of the system failure, in addition to other related costs. The vulnerabilities of the Group’s IT systems are due to the complexity of the Group’s IT infrastructure attributable in part to overlapping multiple legacy systems acquired through the Group’s acquisitions and resulting gaps in how the IT systems operate, and insufficient-investments in IT infrastructure in the past, creating challenges in recovering from system breakdowns.

The Group’s operations have inherent reputational risk

Reputational risk, meaning the risk of brand damage and/or financial loss due to a failure to meet stakeholders’ expectations of the Group’s conduct and performance, is inherent in the Group’s business. Stakeholders include customers, investors, rating agencies, employees, suppliers, government, politicians, regulators, special interest groups, consumer groups, media and the general public. Brand damage can be detrimental to the business of the Group in a number of ways, including its ability to build or sustain business relationships with customers, low staff morale, regulatory censure or reduced access to, or an increase in the cost of, funding. In particular, negative public opinion resulting from the actual or perceived manner in which the Group conducts its business activities, the Group’s financial performance, the level of direct and indirect government support or actual or perceived practices in the banking and financial industry may adversely affect the Group’s ability to keep and attract customers and, in particular, corporate and retail depositors. Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may significantly enhance and accelerate the impact of damaging information and allegations. The Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk, which may result in a material adverse effect on the Group’s financial condition, results of operations and prospects.

The Group may suffer losses due to employee misconduct

The Group’s businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm to the Group. In recent years, a number of multinational financial institutions, including the Group, have suffered material losses due to the actions of employees. It is not always possible to deter employee misconduct and the precautions the Group takes to prevent and detect this activity may not always be effective.

The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions

Severe market events have resulted in the Group recording large write-downs on its credit market exposures in recent years. Any deterioration in economic and financial market conditions or continuing weak economic growth could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of the Group’s exposures, for example, the assets included in CRG. Valuations in future periods, reflecting, among other things, the then prevailing market conditions and changes in the credit ratings of certain of the Group’s assets, may result in significant changes in the fair values of the Group’s exposures, including in respect of exposures, such as credit market exposures, for which the Group has previously recorded write-downs. In addition, the value ultimately realised by the Group may be materially different from the current or estimated fair value. As part of the Group’s strategy it has materially reduced the size of its balance sheet mainly through the sale and run-off of non-core assets. Certain of the Group’s assets that were part of its Non-Core division together with additional assets identified as part of a HM Treasury review, form part of CRG as of 1 January 2014. In connection with the establishment of CRG, the Group has indicated its clear aspiration to remove the vast majority, if not all of these assets within three years which has led to increased impairments of £4.5 billion which were recognised in Q4 2013. Despite these impairments, these assets may be difficult to sell and could be subject to further write-downs or, when sold, realised losses. Any of these factors could require the Group to recognise further significant write-downs or realise increased impairment charges, which may have a material adverse effect on its financial condition, results of operations and capital ratios. In addition, steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity, as exemplified by losses in recent years arising out of asset-backed collateralised debt obligations, residential mortgage-backed securities and the leveraged loan market. In dislocated markets, hedging and other risk management strategies may not be as effective as they are in normal market conditions due in part to the decreasing credit quality of hedge counterparties.

The Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations

The Group maintains a number of defined benefit pension schemes for past and a number of current employees. Pension risk is the risk that the assets of the Group’s various defined benefit pension schemes which are long-term in nature do not fully match the timing and amount of the schemes’ liabilities, as a result of which the Group is required or chooses to make additional contributions to the schemes. Pension scheme liabilities vary with changes to long-term interest rates, inflation, pensionable salaries and the longevity of scheme members as well as changes in applicable legislation. The schemes’ assets comprise investment portfolios that are held to meet projected liabilities to the scheme members. Risk arises from the schemes because the value of these asset portfolios, returns from them and any additional future contributions to the schemes, may be less than expected and because there may be greater than expected increases in the estimated value of the schemes’ liabilities. In these circumstances, the Group could be obliged, or may choose, to make additional contributions to the schemes. Given the recent economic and financial market difficulties and the risk that such conditions may occur again over the near and medium term, the Group could experience increasing pension deficits or be required or elect to make further contributions to its pension schemes and such deficits and contributions could be significant and have an adverse impact on the Group’s results of operations or financial condition. The most recent tri-annual funding valuation, at 31 March 2010 was agreed during 2011. It showed the value of liabilities exceeded the value of assets by £3.5 billion at 31 March 2010, a ratio of assets to liabilities of 84%.

In order to eliminate this deficit, the Group has been and will continue to pay additional contributions each year over the period 2011 until 2018. Contributions started at £375 million per annum in 2011, increased to £400 million per annum in 2013 and will further increase from 2016 onwards in line with price inflation. These contributions are in addition to the regular annual contributions of around £200 million for on-going accrual of benefits as well as contributions to meet the expenses of running the schemes.

The Banking Reform Act 2013 will require banks to ring-fence specific activities (principally retail and small business deposits) from certain other activities. Ring-fencing is likely to entail changes to the structure of the Group’s existing defined benefit pension schemes, which could affect assessments of the schemes’ deficits. Such assessments may also be affected by other measures introduced in the Banking Reform Act 2013, including the categorisation of deposits eligible for compensation under the Financial Services Compensation Scheme as preferential debts.

The financial performance of the Group has been, and continues to be, materially affected by counterparty credit quality and deteriorations could arise due to prevailing economic and market conditions and legal and regulatory developments

The Group has exposure to many different industries and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and counterparties are inherent in a wide range of the Group’s businesses. In particular, the Group has significant exposure to certain individual counterparties in weakened business sectors and geographic markets and also has concentrated country exposure in the UK, the US and across the rest of Europe (principally Germany, The Netherlands, Ireland and France) (at 31 December 2013 credit risk assets in the UK were £320.0 billion, in North America £96.1 billion and in Western Europe (excluding the UK) £104.3 billion); and within certain business sectors, namely personal finance, financial institutions, shipping and commercial real estate (at 31 December 2013 personal finance lending amounted to £177.1 billion, lending to financial institutions was £91.0 billion, lending against ocean going vessels was £8.6 billion and commercial real estate lending was £52.6 billion). The Group expects its exposure to the UK to increase proportionately as its business becomes more concentrated in the UK, with exposures generally being reduced in other parts of its business as it continues to implement its strategy.

The credit quality of the Group’s borrowers and counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in their respective markets.

A further deterioration in economic and market conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and also impact the Group’s ability to enforce contractual security rights. In addition, the Group’s credit risk is exacerbated when the collateral it holds cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in recent years. This has been particularly the case with respect to large parts of the Group’s commercial real estate portfolio. Any such losses could have an adverse effect on the Group’s results of operations and financial condition.

Concerns about, or a default by, one financial institution could lead to significant liquidity problems and losses or defaults by other financial institutions, as the commercial and financial soundness of many financial institutions may be closely related as a result of credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses for, or defaults by, the Group. This systemic risk may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Group interacts on a daily basis, all of which could have a material adverse effect on the Group’s access to liquidity or could result in losses which could have a material adverse effect on the Group’s financial condition, results of operations and prospects.

In certain jurisdictions in which the Group does business, particularly Ireland, additional constraints have been imposed in recent years on the ability of certain financial institutions to complete foreclosure proceedings in a timely manner (or at all), including as a result of interventions by certain states and local and national governments. These constraints have lengthened the time to complete foreclosures, increased the backlog of repossessed properties and, in certain cases, have resulted in the invalidation of purported foreclosures.

The EU, the ECB, the International Monetary Fund and various national authorities have proposed and implemented certain measures intended to address systemic financial stresses in the Eurozone, including the creation of a European Banking Union which, through a Single Resolution Mechanism (SRM) will apply the substantive rules of bank recovery and resolution set out in the RRD. Current expectations are that the RRD, which is intended to provide supervisory authorities with common tools and powers to address banking crises pre-emptively in order to safeguard financial stability and minimise taxpayers’ exposure to losses, will be finalised early in 2014. The effectiveness of these and other actions proposed and implemented at both the EU and national level to address systemic stresses in the Eurozone is not assured.

The trends and risks affecting borrower and counterparty credit quality have caused, and in the future may cause, the Group to experience further and accelerated impairment charges, increased repurchase demands, higher costs, additional write-downs and losses for the Group and an inability to engage in routine funding transactions.

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect the Group’s business and results of operations

Some of the most significant market risks the Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity prices and basis, volatility and correlation risks. Changes in interest rate levels (or extended periods of low interest rates such as experienced over the past several years), yield curves (which remain depressed) and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress. Changes in currency rates, particularly in the sterling-US dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of the Group’s non-UK subsidiaries and may affect the Group’s reported consolidated financial condition or its income from foreign exchange dealing. For accounting purposes, the

Group values some of its issued debt, such as debt securities, at the current market price. Factors affecting the current market price for such debt, such as the credit spreads of the Group, may result in a change to the fair value of such debt, which is recognised in the income statement as a profit or loss.

The performance of financial markets affects bond, equity and commodity prices, which has caused, and may in the future cause, changes in the value of the Group’s investment and trading portfolios. As part of its on-going derivatives operations, the Group also faces significant basis, volatility and correlation risks, the occurrence of which are also impacted by the factors noted above.

While the Group has implemented risk management methods to mitigate and control these and other market risks to which it is exposed, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group’s financial performance and business operations.

The value or effectiveness of any credit protection that the Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties

The Group has credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (“CDSs”), and other credit derivatives, each of which are carried at fair value. The fair value of these CDSs, as well as the Group’s exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Many market counterparties have been adversely affected by their exposure to residential mortgage linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness may deteriorate rapidly. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates, the Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs. The Group also recognises any fluctuations in the fair value of other credit derivatives. Any such adjustments or fair value changes may have a material adverse impact on the Group’s financial condition and results of operations.

In the UK and in other jurisdictions, the Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers

In the UK, the Financial Services Compensation Scheme (“FSCS”) was established under the FSMA and is the UK’s statutory fund of last resort for customers of authorised financial services firms. The FSCS can pay compensation to customers if a firm is unable or likely to be unable, to pay claims against it and may be required to make payments either in connection with the exercise of a stabilisation power or in exercise of the bank insolvency procedures under the Banking Act 2009. The FSCS is funded by levies on firms authorised by the FCA, including the Group. In the event that the FSCS raises funds from the authorised firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs to the Group may have an adverse impact on its results of operations and financial condition. In addition, the RRD will require the establishment of national resolution funds, which will require ex ante levies on banks and investment firms to ensure that the resolution tools contemplated by the RRD can be applied effectively.

To the extent that other jurisdictions where the Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes (such as in the US with the Federal Deposit Insurance Corporation), the Group may make further provisions and may incur additional costs and liabilities, which may have an adverse impact on its financial condition and results of operations.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate

Under International Financial Reporting Standards (“IFRS”), the Group recognises at fair value: (i) financial instruments classified as held-for-trading or designated as at fair value through profit or loss; (ii) financial assets classified as available-for-sale; and (iii) derivatives. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions. In such circumstances, the Group’s internal valuation models require the Group to make assumptions, judgements and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain. These assumptions, judgements and estimates will need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have a material adverse effect on the Group’s earnings and financial condition.

The Group’s results could be adversely affected in the event of goodwill impairment

The Group capitalises goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Acquired goodwill is recognised initially at cost and subsequently at cost less any accumulated impairment losses. As required by IFRS, the Group tests goodwill for impairment annually, or more frequently when events or circumstances indicate that it might be impaired. An impairment test involves comparing the recoverable amount (the higher of the value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value. At 31 December 2013, the Group carried goodwill of £10.1 billion on its balance sheet. The value in use and fair value of the Group’s cash generating units are affected by market conditions and the performance of the economies in which the Group operates. Where the Group is required to recognise a goodwill impairment, it is recorded in the Group’s income statement, although it has no effect on the Group’s regulatory capital position. Any significant write-down of goodwill could have a material adverse effect on the Group’s results of operations.

The recoverability of certain deferred tax assets recognised by the Group depends on the Group’s ability to generate sufficient future taxable profits

In accordance with IFRS, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation or accounting standards may reduce the recoverable amount of the recognised deferred tax assets. In April 2011, the UK Government commenced a staged reduction in the rate of UK corporation tax from 28%. to 23%. over a four-year period and further rate reductions were announced in 2012 and 2013 which will lead to a corporation tax rate of 20%. by April 2015. Such changes in the applicable tax rates will reduce the recoverable amount of the recognised deferred tax assets.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	March 20, 2014	By:	/s/ Alan Ewing Mills
			Name:	Alan Ewing Mills
			Title:	Assistant Secretary/Authorized Signatory